                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007


                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes      No  X
           ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its resolutions passed at the Annual General Meeting for the year 2006 and payment of the final dividend.



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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (PETROCHINA COMPANY LIMITED COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

     RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2006 AND
                          PAYMENT OF THE FINAL DIVIDEND

The Board of Directors announces that the Annual General Meeting was held in Beijing on 16 May 2007 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING ("AGM")

Reference is made to the notice of annual general meeting and the circulars (the "Circulars") of PetroChina Company Limited (the "Company") in relation to, among other things, the general mandate to issue shares and the connected transaction arising as a result of the disposal of 70% equity interest in China United Oil, all dated 30 March 2007. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circulars.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the AGM of the Company for the year 2006 was held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China ("PRC"), on 16 May 2007.

The AGM was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

                                                                            NUMBER OF VOTES CAST AND PERCENTAGE
                                                                               OF TOTAL NUMBER OF VOTES CAST
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         PASSING
                         RESOLUTIONS                                             FOR                  AGAINST              RATE
-----------------------------------------------------------------------------------------------------------------------------------
1.  Approve the Report of the Board of Directors of the ...............    166,666,552,122           5,086,000           99.997%
    Company for the year 2006
-----------------------------------------------------------------------------------------------------------------------------------
2.  Approve the Report of the Supervisory Committee of the ............    166,665,871,522           5,586,600           99.997%
    Company for the year 2006
-----------------------------------------------------------------------------------------------------------------------------------
3.  Approve the Audited Financial Statements of the ...................    166,669,724,422           4,417,700           99.997%
    Company for the year 2006
-----------------------------------------------------------------------------------------------------------------------------------



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
                                                                            NUMBER OF VOTES CAST AND PERCENTAGE
                                                                               OF TOTAL NUMBER OF VOTES CAST
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         PASSING
                         RESOLUTIONS                                             FOR                  AGAINST              RATE
-----------------------------------------------------------------------------------------------------------------------------------
4.  Approve the declaration and payment of a final dividend ...........    167,193,665,222           3,436,900           99.998%
    for the year ended 31 December 2006 in the amount and in
    the manner recommended by the Board of Directors
-----------------------------------------------------------------------------------------------------------------------------------
5.  Approve the authorisation of the Board of Directors to ............    167,192,092,422           5,009,700           99.997%
    determine the distribution of interim dividend for the
    year 2007
-----------------------------------------------------------------------------------------------------------------------------------
6.  Approve the continuation of appointment of ........................    167,191,311,010           5,395,100           99.997%
    PricewaterhouseCoopers, Certified Public
    Accountants, as the international auditors of the
    Company and PricewaterhouseCoopers Zhong Tian
    CPAs Company Limited, Certified Public
    Accountants, as the domestic auditors of the
    Company, for the year 2007 and to authorise the
    Board of Directors to fix their remuneration
-----------------------------------------------------------------------------------------------------------------------------------
7.  Approve the re-election of Mr. Jiang Jiemin as a Director .........    167,036,982,392         160,119,730           99.904%
    of the Company
-----------------------------------------------------------------------------------------------------------------------------------
8.  Approve the re-election of Mr. Zhou Jiping as a Director ..........    167,066,098,242         131,003,880           99.922%
    of the Company
-----------------------------------------------------------------------------------------------------------------------------------
9.  Approve the re-election of Mr. Duan Wende as a Director of ........    167,032,963,192         119,323,080           99.929%
    the Company
-----------------------------------------------------------------------------------------------------------------------------------
10. Approve the re-election of Mr. Sun Xianfeng as a ..................    166,628,660,042         158,673,256           99.905%
    Supervisor of the Company
-----------------------------------------------------------------------------------------------------------------------------------
11. Approve the election of Mr. Zhang Jinzhu as a Supervisor ..........    166,629,538,642         158,920,356           99.905%
    of the Company
-----------------------------------------------------------------------------------------------------------------------------------
12. As a special resolution, to grant a general mandate to the ........    161,089,139,050       5,172,544,848           96.889%
    Board of Directors to separately or concurrently issue,
    allot and deal with additional domestic shares and
    overseas listed foreign shares in the Company not
    exceeding 20% of each of its existing domestic shares and
    overseas listed foreign shares of the Company in issue
-----------------------------------------------------------------------------------------------------------------------------------
13. Approve the equity interest transfer agreement dated 18 ...........      8,532,318,967         309,102,213           96.504%
    March 2007 and the transactions contemplated
    thereunder in relation to the disposal of 70%
    equity interest in China United Oil by the
    Company to CNPC, as set out in the Circular of
    the Company dated 30 March 2007
-----------------------------------------------------------------------------------------------------------------------------------

At the date of the AGM:

(1) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the resolutions set out in 1 to 12 above at the AGM: 179,020,977,818 Shares comprising 157,922,077,818 domestic shares and 21,098,900,000 H Shares.

(2) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the resolution set out in 13 above at the AGM: 21,098,900,000 H Shares.

(3) Shareholders or proxies representing 178,867,793,138 Shares with voting rights, representing approximately 99.91% of the total issued share capital of the Company attended the AGM.

(4) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(5) As disclosed in the Circulars, CNPC and its associates abstained from voting on the resolution set out in 13 above at the AGM.

(6) The poll results were subject to scrutiny by Messrs. Deloitte Touche Tohmatsu and Mr. Guo Jinping and Mr. Jiang Lixin of the Company. Messrs. Deloitte Touche Tohmatsu's work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll



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     forms collected and provided by the Company to Messrs. Deloitte Touche
     Tohmatsu. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

PAYMENT OF THE FINAL DIVIDEND

The Board of Directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.154699 per share (inclusive of applicable tax) for the year ended 31 December 2006. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on 16 May 2007. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in Renminbi, and dividends payable to holders of State-owned shares shall be paid in Renminbi while dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share:


                                         Final dividend per share in Renminbi
Conversation rate for final          ------------------------------------------
    dividend per share           =   Average of the closing exchange rates for
(Renminbi to Hong Kong dollars)      Renminbi to Hong Kong dollar as announced
                                       by the People's Bank of China for the
                                               week before 16 May 2007


The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to 16 May 2007, that is the date of the AGM at which the final dividend is declared, is RMB0.9836 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.157278.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about 1 June 2007, and will be despatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

                                                       By order of the Board
                                                    PetroChina Company Limited
                                                             LI HUAIQI
                                                      Secretary to the Board

16 May 2007

Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Vice Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PetroChina Company Limited

Dated: May 18, 2007                         By:    /s/ Li Huaiqi
                                                   -----------------
                                            Name:  Li Huaiqi
                                            Title: Secretary to the Board